                                                File Pursuant To Rule 424(B)(2)
                                                      Registration No. 33-64877

PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED FEBRUARY 15, 1996)

                                2,200,000 SHARES

                                   [ LOGO ]

                                  COMMON STOCK
                               ------------------
     The shares of Common Stock (the "Shares") of Health Care REIT, Inc. (the "Company") are listed on the New York Stock Exchange ("NYSE") under the symbol "HCN." On December 12, 1996, the last reported sale price of the Shares on the NYSE was $23.875 per share. The Company pays regular quarterly distributions. See "Price Range of Shares and Distribution History."

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

=============================================================================================
                                           PRICE            UNDERWRITING           PROCEEDS
                                            TO              DISCOUNTS AND             TO
                                          PUBLIC           COMMISSIONS(1)         COMPANY(2)
---------------------------------------------------------------------------------------------
Per Share..........................        $23.875             $1.194               $22.681
---------------------------------------------------------------------------------------------
Total(3)...........................      $52,525,000         $2,626,800           $49,898,200
=============================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting expenses of the offering estimated at $100,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 330,000 additional Shares solely to cover over-allotments, if any. To the extent the option is exercised, the Underwriters will offer the additional Shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, and Proceeds to the Company will be $60,403,750, $3,020,820 and $57,382,930, respectively. See "Underwriting."

                               ------------------

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON
             OR ENDORSED THE MERITS OF THIS OFFERING. ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                               ------------------

     The Shares are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the Shares will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland on or about December 18, 1996.

ALEX. BROWN & SONS
        INCORPORATED
                                  SMITH BARNEY INC.

                                                         EVEREN SECURITIES, INC.

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 13, 1996

             ------------------------------------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SHARES OF THE COMPANY AT A LEVEL ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                  THE COMPANY

     Health Care REIT, Inc. (the "Company") is a self-administered real estate investment trust that invests in health care facilities, primarily nursing homes, assisted living facilities and retirement centers. As of September 30, 1996, nursing homes, assisted living facilities and retirement centers comprised approximately 84% of the investment portfolio. Founded in 1970, the Company was the first real estate investment trust to invest exclusively in health care facilities.

     As of September 30, 1996, the Company had $559,999,000 of real estate related investments, including unfunded commitments for which initial funding has commenced and credit enhancements, in 128 facilities located in 28 states and managed by 53 different operators. At that date, the portfolio included 57 nursing homes, 52 assisted living facilities, ten retirement centers, five specialty care facilities and four behavioral care facilities.

     The Company seeks to increase funds from operations and enhance shareholder value through relationship investing with public and emerging health care chains.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 2,200,000 Shares offered hereby are estimated to be $49,798,200 ($57,282,930 if the Underwriters' over-allotment is exercised in full). The proceeds will be used to invest in additional health care properties. Pending such use, the proceeds will be invested on a short-term basis and used to reduce bank debt under the Company's revolving lines of credit arrangements bearing interest at an average rate of 7.70% at September 30, 1996. Borrowings under these lines were used to invest in health care properties.

                 PRICE RANGE OF SHARES AND DISTRIBUTION HISTORY

     The Shares are traded on the NYSE under the symbol "HCN." As of September 30, 1996, there were 5,440 holders of record of the Shares. The following table sets forth for the periods shown the high and low sale prices for the Shares as reported on the NYSE composite tape and the distributions paid by the Company during the periods shown. On December 12, 1996, the last reported sale price of the shares as reported by the NYSE was $23.875 per Share.

                                                           PRICE OF SHARES
                                                     ---------------------------     DISTRIBUTIONS
                                                        HIGH             LOW          PER SHARE
                                                     -----------     -----------     -----------
1994
  First Quarter...................................       $25 3/8         $22           $  .495
  Second Quarter..................................        25 1/4          23 1/4          .50
  Third Quarter...................................        25              22              .505
  Fourth Quarter..................................        22 5/8          19 3/4          .51
1995
  First Quarter...................................       $22 3/8         $19 3/4       $  .515
  Second Quarter..................................        23 1/8          20 3/8          .52
  Third Quarter...................................        21 1/2          15 1/2          .52
  Fourth Quarter..................................        19 1/8          15 1/2          .52
1996
  First Quarter...................................       $22 5/8         $17 7/8       $  .52
  Second Quarter..................................        23              20 1/2          .52
  Third Quarter...................................        23 1/4          20 7/8          .52
  Fourth Quarter (through December 12, 1996)......        25 1/4          23              .52*

---------------

* The current annualized distribution rate is $2.08. The most recent quarterly distribution, declared on October 15, 1996 and paid on November 20, 1996 of $.52 per share to stockholders of record as of November 1, 1996, represents the 102nd consecutive quarterly distribution of the Company.

     Under the real estate investment trust rules of the Internal Revenue Code of 1986, as amended, the Company is required to pay at least 95% of its ordinary taxable income as dividends in order to avoid taxation as a corporation. The declaration of dividends is discretionary with the Board of Directors and depends upon the Company's distributable funds, financial requirements, tax considerations and other factors. Decisions with respect to the distribution of capital gains are made on a case-by-case basis. A portion of the Company's dividends paid may be deemed either capital gain income or a return of capital, or both, to its stockholders. The Company annually provides its stockholders a statement as to its designation of the taxability of its dividends.

     The Company has a dividend reinvestment plan under which stockholders of record may invest all or a portion of their distributions and up to an additional $5,000 per quarter to purchase additional Shares.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company as of September 30, 1996, as adjusted to give effect to the sale of the Shares offered hereby at a public offering price of $23.875 per share:

                                                                         SEPTEMBER 30, 1996
                                                                      -------------------------
                                                                       ACTUAL       AS ADJUSTED
                                                                      --------      -----------
                                                                           (IN THOUSANDS)
Borrowings under line of credit arrangements (1)...................   $ 93,725       $  43,927
Senior Notes.......................................................     82,000          82,000
Other long-term obligations........................................     10,295          10,295
Shareholders' equity:
     Preferred Stock, $1.00 par value;
       authorized -- 10,000,000 shares, issued and
      outstanding -- none
     Common Stock, $1.00 par value;
       authorized -- 40,000,000 shares, issued and outstanding --
      16,079,931, as adjusted -- 18,279,931 (2)....................     16,080          18,280
     Capital in excess of par value................................    249,751         297,349
     Undistributed net income......................................      7,484           7,484
     Unrealized gains on investment securities available for
      sale.........................................................      1,438           1,438
                                                                      --------      -----------
          Total shareholders' equity...............................    274,753         324,551
                                                                      --------      -----------
            Total capitalization...................................   $460,773       $ 460,773
                                                                      =========     ==========

---------------

(1) The Company has a $150,000,000 secured line of credit arrangement with a consortium of ten banks and $35,000,000 of unsecured commercial lines of credit with two other banks.

(2) Common Stock does not include, as of September 30, 1996: (i) 189,268 Shares that were reserved for issuance pursuant to the Company's 1985 Incentive Stock Option Plan; (ii) 592,000 Shares that were reserved for issuance pursuant to the Company's 1995 Stock Incentive Plan; and (iii) 95,473 Shares that were reserved for issuance under the Company's dividend reinvestment plan.

                         SELECTED FINANCIAL INFORMATION

     The following selected financial data for the five years ended December 31, 1995 are derived from the audited consolidated financial statements of the Company. The financial data for the nine-month periods ended September 30, 1996 and 1995 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1996. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information incorporated by reference herein.

                                                                                              NINE MONTHS
                                              YEAR ENDED DECEMBER 31,                     ENDED SEPTEMBER 30,
                              --------------------------------------------------------    --------------------
                                1991        1992        1993        1994        1995        1995        1996
                              --------    --------    --------    --------    --------    --------    --------
                                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA
Revenues....................  $ 29,248    $ 28,908    $ 36,018    $ 42,732    $ 44,596    $ 32,618    $ 39,584
Expenses:
  Interest expense..........    11,023       8,160      10,817       9,684      12,752       9,662      11,263
  Provision for
    depreciation............       455         382         790       1,385       1,580       1,175       1,656
  General and administrative
    expenses (1)............     4,644       3,851       4,356       6,710      10,835       8,168       5,036
  Settlement of management
    contract (2)............        --          --          --          --       5,794         764          --
                              --------    --------    --------    --------    --------    --------    --------
Total expenses..............    16,122      12,393      15,963      17,779      30,961      19,769      17,955
                              --------    --------    --------    --------    --------    --------    --------
Net income..................  $ 13,126    $ 16,515    $ 20,055    $ 24,953    $ 13,635    $ 12,849    $ 21,629
                              ========    ========    ========    ========    ========    ========    ========
OTHER DATA
Average number of shares
  outstanding...............     6,828       8,629       9,339      11,519      11,710      11,668      13,315
Cash available for
  distribution (3)..........  $ 14,927    $ 18,654    $ 22,780    $ 31,697    $ 27,938    $ 19,088    $ 26,093
PER SHARE
Net income..................  $   1.92    $   1.91    $   2.15    $   2.17    $   1.16    $   1.10    $   1.62
Cash distributions..........  $   1.77    $   1.85    $   1.93    $   2.01    $  2.075    $  1.555    $   1.56

                                                    DECEMBER 31,                             SEPTEMBER 30,
                              --------------------------------------------------------    --------------------
                                1991        1992        1993        1994        1995        1995        1996
                              --------    --------    --------    --------    --------    --------    --------
                                                               (IN THOUSANDS)
BALANCE SHEET DATA
Real estate investments,
  net.......................  $204,040    $223,126    $276,858    $318,433    $351,924    $342,343    $461,652
Total assets................   207,204     226,207     285,024     324,102     358,092     358,006     471,878
Total long-term debt........    90,344     103,719      96,311     128,273     162,760     163,396     186,020
Total liabilities...........    93,248     107,259     100,892     134,922     170,494     171,495     197,125
Total shareholders'
  equity....................   113,956     118,948     184,132     189,180     187,598     186,511     274,753

---------------

(1) General and administrative expenses include loan expense, management fees through November 30, 1995, provision for losses, expenses related to disposition of investments and other operating expenses.

(2) On November 30, 1995, the Company's advisor merged into the Company. Consideration for this transaction totaled approximately $5,048,000 which was solely comprised of 282,407 Shares. In addition, the Company acquired approximately $46,000 in net assets and incurred approximately $792,000 of related transaction expenses. The consideration, plus related transaction expenses, were accounted for as a settlement of a management contract.

(3) Cash available for distribution is defined as net cash provided from operating activities, but does not consider the effects of changes in operating assets and liabilities such as other receivables and accrued expenses. The Company uses cash available for distribution in evaluating investments and the Company's operating performance. Cash available for distribution does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     At September 30, 1996, the Company's net real estate investments totaled approximately $461,652,000, which included 57 skilled nursing facilities, 52 assisted living facilities, 10 retirement centers, five specialty care facilities and four behavioral care facilities. The Company funds its investments through a combination of long-term and short-term financing, utilizing both debt and equity.

     As of September 30, 1996, the Company had shareholders' equity of $274,753,000 and a total outstanding debt balance of approximately $186,020,000, which represents a debt to equity ratio of 0.68 to 1.0.

     During the nine month period ended September 30, 1996, the Company issued Senior Notes in the aggregate principal amount of $30,000,000 which mature in 2001 and 2003, and have a weighted average interest rate of 7.18%. The notes are secured by $40,000,000 of assets.

     During the second quarter of 1996, the Company issued 2,322,200 shares of Common Stock, $1.00 par value per share, at the price of $22.00 per share, which generated net proceeds of $48,103,000 to the Company.

     During the three month period ended September 30, 1996, the Company issued 1,587,800 shares of Common Stock, $1.00 par value per share, at the price of $22.00 per share, which generated net proceeds to the Company of $34,167,000.

     As of September 30, 1996, the Company had approximately $127,552,000 in unfunded commitments. Under the Company's line of credit arrangements, available funding totaled $91,275,000. The Company believes its liquidity and various sources of available capital, including the anticipated net proceeds from this offering, are sufficient to fund operations, finance future investments, and meet debt service and dividend requirements.

RESULTS OF OPERATIONS

     Revenues for three months ended September 30, 1996 were $14,068,000 compared to $13,316,000 for the three months ended September 30, 1995. Revenue growth resulted from increased interest income of $1,700,000 and increased operating lease income of $907,000 as a result of additional real estate investments made during the past twelve months. The growth in interest income and rental income was offset by a high incidence of prepayment fees earned during the third quarter of 1995, which totaled $2,717,000 as compared to $844,000 for the same period in 1996.

     Revenues for the nine months ended September 30, 1996 were $39,584,000 compared to $32,618,000 for the nine months ended September 30, 1995, an increase of $6,966,000 or 21.4%. Revenue growth resulted primarily from increased interest income of $3,838,000 and increased operating lease income of $2,008,000 as a result of additional real estate investments made during the past twelve months.

     Expenses for the three months ended September 30, 1996 totaled $6,685,000, a decrease of $3,284,000 from expenses of $9,969,000 for the same period in 1995. Expenses for the nine month period ended September 30, 1996 totaled $17,955,000, a decrease of $1,814,000 from expenses of $19,769,000 for the comparable period in 1995. Expenses for the three and nine month periods ended September 30, 1995 were negatively influenced by nonrecurring charges, primarily related to a $4,000,000 provision for losses and a $764,000 charge for the settlement of the management contract, an expense associated with the merger of the Company's advisor into the Company.

     The provision for depreciation for the three and nine month periods ended September 30, 1996 totaled $637,000 and $1,656,000 respectively, an increase of $242,000 and $481,000 over the comparable periods in 1995 as a result of additional operating lease investments.

     Interest expense for the three months ended September 30, 1996 was $3,703,000 compared to $3,380,000 for the same period in 1995. For the nine month period ended September 30, 1996, interest expense totaled $11,263,000 compared to $9,662,000 for the same period in 1995. The increases in the 1996 periods were primarily due to the issuance of $30,000,000 Senior Notes in April 1996 and higher average borrowings under the Company's line of credit arrangements, which were offset by lower interest rates.

     General and administrative expenses for the three and nine month periods in 1996, excluding loan expenses, provision for losses and expenses related to disposition of investments, totaled $1,183,000 and $3,184,000 respectively, as compared to $1,242,000 and $3,608,000 for the same periods in 1995. Such expenses for the three and nine month periods in 1996 were 8.41% and 8.04% of revenues as compared to 9.33% and 11.06% for the same periods in 1995.

     The Company has two loans totalling $12,532,000 from debtors in bankruptcy. The Company has not recorded any interest income on these loans since March 1995.

     The Company's intention is to systematically eliminate its investments in behavioral care facilities and accordingly, the Company has declared a disposition of investment associated with its behavioral care portfolio. As a result, any gains realized through the repayment or sale of investments associated with the Company's behavioral care facilities will be added to the Company's general allowance for losses and applied against any losses incurred through the repayment or sale of behavioral care related investments. During the three months ended September 30, 1996, the Company recorded an $808,000 disposition of investment expense as an offset to an $808,000 prepayment fee received from the repayment of two behavioral care related mortgage loans.

     As a result of the various factors mentioned above, net income for the three and nine month periods ended September 30, 1996 was $7,383,000 and $21,629,000 respectively as compared to $3,347,000 and $12,849,000 for the same periods in 1995. Net income per share for the three and nine month periods ended September 30, 1996 was $.50 and $1.62 versus $.29 and $1.10 for the comparable 1995 periods. The per share increases resulted from an increase in net income offset by an increase in average shares outstanding during the 1996 periods.

     Under the Company's By-Laws, stockholders must be notified when total operating expenses (for the twelve-month period then ended) exceed 2% of average invested assets or 25% of adjusted net income, whichever is greater. For the twelve-month period ended September 30, 1996, total operating expenses, which totaled $9,181,000 exceeded 2% of average invested assets and exceeded 25% of adjusted net income. This was primarily due to costs incurred by the Company relating to the merger with the Company's former advisor. When the subject compliance test was adjusted for the expense associated with the contract settlement, the Company was in compliance.

RESULTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993

     Gross income increased $1,864,000, $6,714,000 and $7,110,000 in 1995, 1994
and 1993, respectively. In 1995, interest income on loans receivable, operating lease rents, and loan and commitment fees each increased while direct financing lease income decreased when compared to 1994. The increases in interest income on loans receivable, operating lease rents, and loan and commitment fees are attributable to the growth in the loan and operating lease properties portfolio, a long-term trend which the Company anticipates will continue. The decrease in direct financing lease income is a reflection of another long-term trend which should also continue.

     In 1994, interest income on loans receivable and operating lease rents both increased while direct financing lease income decreased when compared to 1993. These changes in components of gross income reflect the trend of change in the components of the investment portfolio discussed above.

     Net income totaled $13,635,000 in 1995, $24,953,000 in 1994, and
$20,055,000 in 1993 and is the result of a number of factors. Generally, the principal factors are the difference between the Company's average earnings on assets versus its average cost of borrowings and the Company's debt-to-equity ratio. Other factors are the settlement of management contract, management fees, other operating expenses and the provision for losses.

     The 1995 decrease in net income was due in large part to the $5,794,000 charge for settlement of management contract, a $4,800,000 provision for losses and a decrease in net interest margin. On November 30, 1995, the Company's advisor merged into the Company. Consideration for this transaction of $5,048,000, plus $792,000 of related expenses, less $46,000 in net assets acquired, were accounted for as a settlement of a management contract. Also in 1995, the Company charged operations $4,800,000 for provision for losses which primarily relates to non-performing loans as well as an increase in the general allowance. The Company's net interest margin decreased 116 basis points from 1994, which is almost solely due to a net decline in gains on exercise of options and prepayment fees. Without those items, average earnings on assets would have declined approximately three basis points in 1995 versus 1994. The average cost of borrowing was virtually the same for 1995 versus 1994, but in 1995, there was a constant quarter-to-quarter decline, which is a reflection of a general decline in interest rates during the year. The Company anticipates that in 1996, its core average earnings on assets will increase modestly and its average cost of debt will decline.

     The Company's 1995 net income was also affected by an increase in the average quarter-end, debt-to-equity ratio from .65 to 1 in 1994 to .85 to 1 in 1995. During 1995, the Company was proportionally using more debt as a source of funds. Therefore, the Company proportionally incurred more interest expense for every dollar of revenue, and thereby decreased its net interest margin and net income.

     The 1994 increase in net income was due in large part to the growth in net interest margin. The Company's average earnings on assets increased approximately 67 basis points from the same period in 1993, while the Company's average cost of borrowing increased 37 basis points, thereby resulting in a 30 basis point increase in net interest margin. The increase in the average earnings on assets was solely due to gains on exercise of options and prepayment fees. Without those items, average earnings on assets would have declined approximately 35 basis points in 1994 versus 1993. The increase in average cost of borrowing was due to a general rise in interest rates in 1994 over 1993 as well as an increase in the LIBOR interest rate spread in the Company's amended and expanded revolving line of credit agreement.

     The Company's 1994 net income was also affected by a decrease in the average quarter-end, debt-to-equity ratio from 1 to 1 in 1993 to .65 to 1 in 1994. During 1994, the Company was proportionally using less debt as a source of funds. Therefore, the Company proportionally incurred less interest expense, and thereby increased its net interest margin and net income.

     Management fees and other operating expenses were $5,284,000 in 1995, $5,072,000 in 1994 and $3,878,000 in 1993. Management fees declined significantly in 1995 versus 1994 due primarily to lower net income in 1995, which reduced the incentive portion of the fee, as well as the termination of the management contract on November 30, 1995. The higher management fee in 1994 was due to both higher net income and the 1993 equity offering which substantially increased the base portion of the management fee. The increase in other operating expenses in 1995 and 1994 resulted from increased professional fees, general growth of the Company, and increased marketing activity. The Company anticipates that due to the management buyout, other operating expenses will be lower than 1995's combined management fee and operating expenses, both in aggregate dollars and as a percentage of revenues.

     The Company had three loans totaling $14,712,000 from debtors in bankruptcy. The Company has not recorded any interest income on any of these loans since March 1995. In addition, the Company had working capital loans to a facility totaling $2,518,000 at December 31, 1995, which have been on a non-accrual status for several years. This facility's financial performance has improved in recent years, and the Company is recognizing interest income on a cash basis.

IMPACT OF INFLATION

     During the past three years, inflation has not significantly affected the earnings of the Company because of the moderate inflation rate. Additionally, earnings of the Company are primarily long-term investments with fixed interest rates. These investments are mainly financed with a combination of equity, senior notes and borrowings under the revolving lines of credit, of which a portion is hedged with interest rate swaps. During inflationary periods, which generally are accompanied by rising interest rates, the Company's ability to grow may be adversely affected because the yield on new investments may increase at a slower rate than new borrowing costs. Presuming the current inflation rate remains moderate and long-term interest rates do not increase significantly, the Company believes that equity and debt financing will be available.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Smith Barney Inc. and Everen Securities, Inc., have severally agreed to purchase from the Company the following respective number of Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement:

                                                                              NUMBER OF
                                  UNDERWRITER                                  SHARES
     ---------------------------------------------------------------------    ---------
     Alex. Brown & Sons Incorporated......................................      733,334
     Smith Barney Inc. ...................................................      733,333
     Everen Securities, Inc. .............................................      733,333
                                                                              ---------
               Total......................................................    2,200,000
                                                                              =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the Shares offered hereby if any such Shares are purchased.

     The Company has been advised by the Representatives of the Underwriters that the Underwriters propose to offer the Shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $.69 per Share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per Share to certain other dealers. After the public offering, the public offering price and other selling terms may be changed by the Representatives of the Underwriters.

     The Company has granted the Underwriters an option, exercisable not later than 30 days after the date of the Prospectus Supplement, to purchase up to 330,000 additional Shares at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of Shares to be purchased by it shown in the foregoing table bears to 2,200,000, and the Company will be obligated, pursuant to the option, to sell such Shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the Shares offered hereby. If purchased, the Underwriters will offer such additional Shares on the same terms as those on which the 2,200,000 Shares are being offered.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

     The Company and each of its Executive Officers and Directors have agreed not to offer, sell, contract to sell or otherwise issue or dispose of any Shares or options to purchase Shares for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of Alex. Brown & Sons Incorporated.

     The Representatives have from time to time conducted investment banking services on behalf of the Company for which they have received customary fees.

                                 LEGAL MATTERS

     The validity of the issuance of the Shares offered hereby is being passed upon for the Company by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio. In addition, Shumaker, Loop & Kendrick, LLP has passed upon certain federal income tax matters relating to the Company. Calfee, Halter & Griswold, Cleveland, Ohio will pass upon certain legal matters for the Underwriter.

PROSPECTUS
----------
                             HEALTH CARE REIT, INC.

                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS

     Health Care REIT, Inc. (the "Company") intends to issue from time to time, in one or more series, its (i) unsecured and senior or subordinated debt securities ("Debt Securities"); (ii) shares or fractional shares of preferred stock, $1.00 par value ("Preferred Stock"); (iii) shares of common stock, $1.00 par value ("Common Stock"); and (iv) warrants ("Warrants") to purchase Debt Securities, Preferred Stock or Common Stock ("Warrants"). The Debt Securities, the Preferred Stock, the Common Stock and the Warrants offered hereby (collectively, the "Offered Securities") may be offered, separately or as units with other offered securities, in separate series and amounts at prices and on terms to be determined at the time of sale and to be set forth in a supplement to this Prospectus (a "Prospectus Supplement"), at an aggregate initial public offering price not to exceed $200,000,000, on terms to be determined at the time of sale.

     The specific terms of the Offered Securities will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Debt Securities, the specific designation, aggregate principal amount, denomination, maturity, priority, interest rate, time of interest, terms of redemption at the option of the Company or repayment at the option of the holder or for sinking fund payments, terms for conversion into or exchange for other Offered Securities and the initial public offering price; (ii) in the case of Preferred Stock, the series designation, the number of shares, the dividend, liquidation, redemption, conversion, voting and other rights and the initial public offering price; (iii) in the case of Common Stock, the specific number of shares and the initial public offering price; (iv) in the case of Warrants, the number and terms thereof, the designation and the number of Offered Securities issuable upon their exercise, the exercise price, any listing of the Warrants or the underlying Offered Securities on a securities exchange and any other terms in connection with the offering, sale and exercise; and, (v) in the case of all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a qualified real estate investment trust ("REIT") under the Internal Revenue Code of 1986, as amended (the "Code"). The applicable Prospectus Supplement will contain information, where applicable, concerning certain United States Federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any designated agents or underwriters are involved in the sale of the Offered Securities, they will be identified and their compensation will be described in the applicable Prospectus Supplement. See "Plan of Distribution." Also, the net proceeds to the Company from such sale will be set forth in the Prospectus Supplement. No Offered Securities may be sold without the delivery of the applicable Prospectus Supplement describing such Offered Securities and the method and terms of the offering thereof.

     The shares of Common Stock of the Company are listed on the New York Stock Exchange under the symbol "HCN." On February 7, 1996, the reported last sale price of the shares of Common Stock on the New York Stock Exchange was $21.25 per share.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSIONER NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ------------------------

               THE DATE OF THIS PROSPECTUS IS FEBRUARY 15, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at its Regional Offices at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Suite 1300, Seven World Trade Centre, New York, New York 10048, and can also be inspected and copied at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York, 10005. Copies of such material can be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees.

     This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and all exhibits, the "Registration Statement"), filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules of the Commission. For further information, reference is made to the Registration Statement.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission are incorporated herein by reference:

     1. Annual Report on Form 10-K for the year ended December 31, 1994 and Amendment Nos. 1, 2 and 3 filed with the Commission on April 26, 1995, June 28, 1995 and September 13, 1995, respectively.

     2. Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1995 and Amendment No. 1 filed with the Commission on September 13, 1995.

     3. Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1995 and Amendment No. 1 filed with the Commission on September 29, 1995.

     4. Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1995.

     5. Current Reports on Form 8-K filed with the Commission on February 13, 1995; March 24, 1995; May 12, 1995; and December 8, 1995.

     6. All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated herein by reference and to be a part of this Prospectus from the date of filing of each such document.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, and any accompanying Prospectus Supplement relating to a specific offering of Offered Securities or in any other subsequently filed document, as the case may be, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any accompanying Prospectus Supplement. The Company will provide on request and without charge to each person to whom this Prospectus is delivered, upon the oral or written request of such person, a copy (without exhibits) of any or all documents incorporated by reference to this Prospectus. Requests for such copies should be directed to Erin C. Ibele, Vice President and Corporate Secretary, Health Care REIT, Inc., One SeaGate, Suite 1950, Toledo, Ohio 43604, telephone number (419) 247-2800.

                                  THE COMPANY

     Health Care REIT, Inc. (the "Company"), founded in 1970, is a self-administered real estate investment trust ("REIT") that invests in health care facilities throughout the United States. It is the oldest health care REIT in the industry. The Company's primary focus is on financing long-term care facilities such as nursing homes, assisted living facilities and retirement centers, which together comprise approximately 75% of the investment portfolio. The remainder of the portfolio is diversified and is comprised of a portfolio of specialty care facilities providing acute, sub-acute and primary care services.

     The Company's objective is to enable stockholders to participate in health care investments that produce income and preserve principal. Since its inception, the Company has paid 98 consecutive quarterly dividends.

     Effective December 16, 1992, the shares of the common stock of the Company were listed on the New York Stock Exchange under the symbol "HCN." The Company was previously listed on the American Stock Exchange. The Company's executive offices are located at One SeaGate, Suite 1950, Toledo, Ohio, 43604, and the telephone number is (419) 247-2800.

                                USE OF PROCEEDS

     Unless otherwise set forth in the applicable Prospectus Supplement, the net proceeds from the sale of the Offered Securities will be used to finance, either directly or indirectly, the Company's investments in health care facilities and will allow the Company to pursue additional health care property investments and complete unfunded commitments.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated. For purposes of calculating such ratio, "earnings" includes net income plus fixed charges. "Fixed charges" consists of interest on all indebtedness. The Company did not have any Preferred Stock outstanding for any period presented. Accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is identical to the ratio of earnings to fixed charges for the periods presented.

                                        NINE MONTHS ENDED          YEAR ENDED DECEMBER 31,
                                            SEPT. 30,        ------------------------------------
                                              1995           1994    1993    1992    1991    1990
                                        -----------------    ----    ----    ----    ----    ----
Consolidated ratio of earnings to
  fixed charges (unaudited)..........          2.32          3.58    2.85    3.02    2.19    1.98

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

     The Debt Securities may be issued in one or more series under an Indenture to be executed by the Company and a trustee (the "Trustee"), a form of which is included as an exhibit to the Registration Statement of which this Prospectus is a part (the "Indenture"). The terms of the Debt Securities may include those stated in the Indenture and those made a part of the Indenture (before any supplements) by reference to the Trust Indenture Act of 1939, as amended (the "TIA").

     The following is a summary of certain provisions of the Indenture and does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the Indenture, including the definitions of certain terms therein to which reference is hereby made for a complete statement of such provisions. Wherever particular provisions or sections of the Indenture or terms defined therein are referred to herein, such provisions or definitions are incorporated herein by reference.

TERMS

     The Debt Securities will be direct, unsecured obligations of the Company.

     The Indenture provides that the Debt Securities may be issued without limit as to aggregate principal amount, in one or more series, in each case as established from time to time in or pursuant to authority granted by a resolution of the Board of Directors of the Company or as established in one or more indentures supplemental to such Indenture. Debt Securities may be issued with terms different from those of Debt Securities previously issued. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the Holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

     The Indenture provides that there may be more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under the Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. In the event that two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee and, except as otherwise indicated herein, any action described herein to be taken by the Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

     The Prospectus Supplement will describe certain terms of any Debt Securities offered hereby, including:

          (1) the title of such Debt Securities;

          (2) the aggregate principal amount of such Debt Securities and any limit on such principal amount;

          (3) the percentage of the principal amount at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Capital Stock of the Company or the method by which any such portion will be determined;

          (4) if convertible, in connection with the preservation of the Company's status as a REIT, any applicable limitations on the ownership or transferability of the Capital Stock of the Company into which such Debt Securities are convertible;

          (5) the date or dates, or the method by which such date or dates will be determined, on which the principal of such Debt Securities will be payable and the amount of principal payable thereon;

          (6) the rate or rates (which may be fixed or variable) at which such Debt Securities will bear interest, if any, or the method by which such rate or rates will be determined, the date or dates from which such interest will accrue or the method by which such date or dates will be determined, the Interest Payment Dates on which any such interest will be payable and the Regular Record Dates for such Interest Payment Dates, or the method by which such Dates will be determined, and the basis upon which interest will be calculated if other than that of a 360-day year consisting of twelve 30-day months;

          (7) the place or places where the principal of (and premium or Make-Whole Amount as defined in the Indenture, if any), interest, if any, and Additional Amounts, if any, payable in respect of, such Debt Securities will be payable, where such Debt Securities may be surrendered for registration of, transfer or exchange and where notices or demands to or upon the Company in respect of such Debt Securities and the applicable Indenture may be served;

          (8) the period or periods within which, the price or prices (including premium or Make-Whole Amount, if any) at which, the currency or currencies, currency unit or units or composite currency or currencies in which and other terms and conditions upon which such Debt Securities may be redeemed in whole or in part, at the option of the Company, if the Company is to have the option;

          (9) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a Holder thereof, and the period or periods within which or the date or dates on which, the price or prices at which, the currency or currencies, currency unit or units or composite currency or currencies in which, and other terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, in whole or in part, pursuant to such obligation;

          (10) whether such Debt Securities will be in registered or bearer form and terms and conditions relating thereto, and, if other than $1,000 and any integral multiple thereof, the denominations in which any registered Debt Securities will be issuable and, if other than $1,000 the denomination or denominations in which any bearer Debt Securities will be issuable;

          (11) if other than United States dollars, the currency or currencies in which such Debt Securities will be denominated and payable, which may be a foreign currency or units of two or more foreign currencies or a composite currency or currencies;

          (12) whether the amount of payments of principal (and premium or Make-Whole Amount, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may be based, without limitation, on one or more currencies, currency units, composite currencies, commodities, equity indices or other indices), and the manner in which such amounts will be determined;

          (13) whether the principal of (and premium or Make-Whole Amount, if any) or interest or Additional Amounts, if any, on such Debt Securities are to be payable, at the election of the Company or a Holder thereof, in a currency or currencies, currency unit or units or composite currency or currencies other than that in which such Debt Securities are denominated or stated to be payable, the period or periods within which, and the terms and conditions upon which, such election may be made, and the time and manner of, and identity of the exchange rate agent with responsibility for, determining the exchange rate between the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are denominated or stated to be payable and the currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are to be so payable;

          (14) provisions, if any, granting special rights to the Holders of such Debt Securities upon the occurrence of such events as may be specified;

          (15) any deletions from, modifications of or additions to the Events of Default or covenants of the Company with respect to such Debt Securities, whether or not such Events of Default or covenants are consistent with the Events of Default or covenants set forth in the applicable Indenture;

          (16) whether such Debt Securities will be issued in certificated or book-entry form;

          (17) the applicability, if any, of the defeasance provisions of the applicable Indenture;

          (18) whether and under what circumstances the Company will pay Additional Amounts as contemplated in the applicable Indenture on such Debt Securities in respect of any tax, assessment or governmental charge and, if so, whether the Company will have the option to redeem such Debt Securities rather than pay such Additional Amounts (and the terms of any such option); and

          (19) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

     The Debt Securities may provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). Special United States federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

CONVERSION RIGHTS

     (1) The terms, if any, on which Debt Securities of any series may be converted into shares of Common Stock or Debt Securities of another series will be set forth in the Prospectus Supplement relating thereto. To protect the Company's status as a REIT, the holders of Debt Securities of any series ("Holders") may not convert any Debt Security, and such Debt Security shall not be convertible by any Holder, if as a result of such conversion any person would then be deemed to beneficially own, directly or indirectly, 9.8% or more of the then outstanding shares of Common Stock.

     (2) The conversion price will be subject to adjustment under certain conditions, including (a) the payment of dividends (and other distributions) in shares of Common Stock; (b) subdivisions, combinations and reclassifications of shares of Common Stock; (c) the issuance to all or substantially all holders of shares of Common Stock of rights or warrants entitling them to subscribe for or purchase shares of Common Stock at a price per share (or having a conversion price per share of Common Stock) less than the then current market price; and
(iv) distributions to all or substantially all holders of shares of Common Stock or shares of any other class, of evidences of indebtedness or assets (including securities, but excluding those rights, warrants, dividends and distributions referred to above and dividends and distributions not prohibited under the terms of the Indenture) of the Company, subject to the limitation that all adjustments by reason of any of the foregoing would not be made until they result in a cumulative change in the conversion price of at least 1%. In the event the Company shall effect any capital reorganization or reclassification of its shares of Common Stock or shall consolidate or merge with or into any trust or corporation (other than a consolidation or merger in which the Company is the surviving entity) or shall sell or transfer substantially all its assets to any other trust or corporation, the Holders shall, if entitled to convert such Debt Securities at any time after such transaction, receive upon conversion thereof, in lieu of each share of Common Stock into which the Debt Securities of such series would have been convertible prior to such transaction, the same kind and amount of stock and other securities, cash or property as shall have been issuable or distributable in connection with such transaction with respect to each share of Common Stock.

     (3) A conversion price adjustment made according to the provisions of the Debt Securities of any series (or the absence of provision for such an adjustment) might result in a constructive distribution to the Holders of Debt Securities of such series or holders of shares of Common Stock that would be subject to taxation as a dividend. The Company may, at its option, make such reductions in the conversion price, in addition to those set forth above, as the Board of Directors of the Company deems advisable to avoid or diminish any income tax to holders of shares of Common Stock resulting from any dividend or distribution of shares of Common Stock (or rights to acquire shares of Common Stock) or from any event treated as such for income tax purposes or for any other reason. The Board of Directors will also have the power to resolve any ambiguity or correct any error in the provisions relating to the adjustment of the conversion price of the Debt Securities of such series and its actions in so doing shall be final and conclusive.

     (4) Fractional shares of Common Stock will not be issued upon conversion, but, in lieu thereof, the Company will pay a cash adjustment based upon market price.

     (5) The Holders of Debt Securities of any series at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Debt Securities on the corresponding interest payment date notwithstanding the conversion thereof. However, Debt Securities surrendered for conversion during the period from the close of business on any record date for the payment of interest to the opening of business on the corresponding interest payment date must be accompanied by payment of an amount equal to the interest payable on such interest payment date. Holders of Debt Securities of any series who convert Debt Securities of such series on an interest payment date will receive the interest payable by the Company on such date and need not include payment in the amount of such interest upon surrender of such Debt Securities for conversion.

CERTAIN COVENANTS

  Merger, Consolidation or Sale.

     The Company may consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets is a Person organized and existing under the laws of the United States or any State thereof and shall expressly assume payment of the principal of (and premium or Make-Whole Amount, if any) and interest on all of the Debt Securities and the due and punctual performance and observance of all of the covenants and conditions contained in each Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness which becomes an obligation of the Company or any Subsidiary as a result thereof as having been incurred by the Company or such Subsidiary at the time of such transaction, no Event of Default under an Indenture, and no event which, after notice or the lapse of time, or both, would become such an Event of Default, shall have occurred and be continuing; and (c) an Officers' Certificate and legal opinion covering such conditions shall be delivered to the Trustee.

  Optional Redemption.

     The Debt Securities of any series that are convertible into shares of Common Stock will be subject to redemption, in whole or from time to time in part, at any time for certain reasons intended to protect the Company's status as a REIT at the option of the Company on at least 30 days' prior notice by mail at a redemption price equal to 100% of the principal amount, plus interest accrued to the date of redemption. See DESCRIPTION OF CAPITAL
STOCK -- "Redemption and Restrictions on Transfer."

  Dividends, Distributions and Acquisitions.

     The Indenture provides that the Company will not (a) declare or pay any dividend or make any distribution on its shares of Common Stock or to holders of its shares of Common Stock (other than dividends or distributions payable in its shares of Common Stock or other than as the Company determines is necessary to maintain its status as a REIT) or (b) purchase, redeem or otherwise acquire or retire for value any of its shares of Common Stock or permit any subsidiary to do so, if at the time of such action an Event of Default (as defined in the Indenture) has occurred and is continuing or would exist immediately after giving effect to such action.

  Additional Covenants.

     Any additional covenants of the Company with respect to a series of the Debt Securities will be set forth in the Prospectus Supplement relative thereto.

MODIFICATION OF THE INDENTURES

     Modifications and amendments of the Indenture may be made with the consent of the Holders of not less than a majority in principal amount of all Outstanding Debt Securities issued under such Indenture that are affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holder of each such Debt Security affected thereby, (a) change the Stated Maturity of the principal of (or premium or Make-Whole Amount, if any), or any installment of principal of or interest or Additional Amounts payable on, any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium or Make-Whole Amount payable on redemption of, or any Additional Amounts payable with respect to, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security or Make-Whole Amount, if any, that would be due and payable upon declaration of acceleration of the maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the Holder of any such Debt Security; (c) change the Place of Payment, or the coin or currency, for payment of principal of (and premium or Make-Whole Amount, if any), or interest on, or any Additional Amounts payable with respect to, any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security; (e) reduce the percentage of Outstanding Debt Securities of any series necessary to modify or amend the applicable Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the Holder of such Debt Security.

     The Holders of not less than a majority in principal amount of Outstanding Debt Securities issued under the Indenture have the right to waive compliance by the Company with certain covenants in the Indenture.

EVENTS OF DEFAULT, NOTICE AND WAIVER

     The Indenture provides that the following events are "Events of Default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest or Additional Amounts payable on any Debt Security of such series; (b) default in the payment of the principal of (or premium or Make-Whole Amount, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance of any other covenant of the Company contained in the Indenture (other than a covenant added to the Indenture solely for the benefit of a series of Debt Securities issued thereunder other than such series), continued for 60 days after written notice as provided in the Indenture; (e) default under any bond, debenture, note, mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company (or by any Subsidiary, the repayment of which the Company has guaranteed or for which the Company is directly responsible or liable as obligor or guarantor) having an aggregate principal amount outstanding of at least $10,000,000, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness being declared due and payable prior to the date on which it would otherwise have become due and payable, without such acceleration having been rescinded or annulled within 10 days after written notice as provided in the Indenture; (f) the entry by a court of competent jurisdiction of one or more judgments, orders or decrees against the Company or any Subsidiary in an aggregate amount (excluding amounts fully covered by insurance) in excess of

$10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days; (g) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary or for all or substantially all of either of its property; and (h) any other Event of Default provided with respect to such series of Debt Securities. The term "Significant Subsidiary" means each significant subsidiary as defined in Regulation S-X promulgated under the Securities Act of the Company.

     If an event of Default under the Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustees or Holders of not less than 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or Indexed Securities, such portion of the principal amount as may be specified in the terms thereof) of, and premium or Make-Whole Amount, if any, on, all of the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company and to the Trustee if given by the Holders. However, at any time after such declaration of acceleration with respect to Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the Trustee all required payments of the principal of (and premium or Make-Whole Amount, if any) and interest, and any Additional Amounts, on the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be), plus certain fees, expenses, disbursements and advances of the Trustee and (b) all Events of Default, other than the nonpayment of accelerated principal (or specified portion thereof and the premium or Make-Whole Amount, if any) or interest, with respect to the Debt Securities of such series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) have been cured or waived as provided in the Indenture. The Indenture also provides that the Holders of not less than a majority in principal amount of the Outstanding Debt Securities of any series (or of all Debt Securities then Outstanding under the applicable Indenture, as the case may be) may waive any past default with respect to such series and its consequences, except a default (i) in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or (ii) in respect of a covenant or provision contained in the applicable Indenture that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security affected thereby.

     A Trustee is required to give notice to the Holders of Debt Securities within 90 days of a default under the applicable Indenture; provided, however, that a Trustee may withhold notice to the Holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium or Make-Whole Amount, if any) or interest or Additional Amounts payable on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if the Responsible Officers of such Trustee consider such withholding to be in the interest of such Holders.

     The Indenture provides that no Holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to such Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an Event of Default from the Holders of not less than 25% in principal amount of the Outstanding Debt Securities of such series, as well as an offer of reasonable indemnity. This provision will not prevent, however, any Holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium or Make-Whole Amount, if any), interest on and Additional Amounts payable with respect to, such Debt Securities at the respective due dates thereof.

BOOK-ENTRY SYSTEM

     The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities ("Global Securities") that will be deposited with, or on behalf of a depository (the "Depository") identified in the Prospectus Supplement relating to such series. Global Securities may be issued in fully registered form and may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depository for such Global Security to a nominee of such Depository or by a nominee of such Depository to such Depository or another nominee of such Depository or by such Depository or any nominee of such Depository to a successor Depository or any nominee of such successor.

     The specific terms of the depository arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company expects that unless otherwise indicated in the applicable Prospectus Supplement, the following provisions will apply to depository arrangements.

     Upon the issuance of a Global Security, the Depository for such Global Security or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depository ("Participants"). Such accounts shall be designated by the underwriters, dealers or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered directly by the Company. Ownership of beneficial interests in such Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depository for such Global Security or its nominee (with respect to beneficial interests of Participants) and records of Participants (with respect to beneficial interests of persons who hold through Participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and laws may impair the ability to own, pledge or transfer beneficial interest in a Global Security.

     So long as the Depository for a Global Security or its nominee is the registered owner of such Global Security, such Depository or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below or in the applicable Prospectus Supplement, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

     Payments of principal of, any premium or Make-Whole Amount and any interest on, or any Additional Amounts payable with respect to, individual Debt Securities represented by a Global Security registered in the name of a Depository or its nominee will be made to the Depository or its nominee, as the case may be, as the registered owner of the Global Security. None of the Company, the Trustee, any Paying Agent or the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository for any Debt Securities or its nominee, upon receipt of any payment of principal, premium, Make-Whole Amount, interest or Additional Amounts in respect of the Global Security representing such Debt Securities will immediately credit Partici-pants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security as shown on the records of such Depository or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in such Global Security held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the account of customers in bearer form or registered in street name. Such payments will be the responsibility of such Participants.

     If a Depository for any Debt Securities is at any time unwilling, unable or ineligible to continue as depository and a successor depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in exchange for the Global Security representing such Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any of such Debt Securities represented by one or more Global Securities and in such event will issue individual Debt Securities in exchange for the Global Security or Securities representing such Debt Securities. Individual Debt Securities so issued will be issued in denominations of $1,000 and integral multiples thereof.

GOVERNING LAW

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of Ohio.

                            DESCRIPTION OF WARRANTS

     The Company may issue, together with any other series of Securities offered or separately, Warrants entitling the holder to purchase from or sell to the Company, or to receive from the Company the cash value of the right to purchase or sell, Debt Securities, shares of Preferred Stock or Common Stock. The Warrants are to be issued under a Warrant Agreement (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as set forth in the applicable Prospectus Supplement relating to the particular issue of Warrants. Copies of the form of Warrant Agreement, including the form of Warrant Certificate representing the Warrants (the "Warrant Certificates"), are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     In the case of each series of Warrants, the applicable Prospectus Supplement will describe the terms of the Warrants being offered thereby, including the following, if applicable: (a) the offering price; (b) the currencies in which such Warrants are being offered; (c) the number of Warrants offered; (d) the securities underlying the Warrants; (e) the exercise price, the procedures for exercise of the Warrants and the circumstances, if any, that will cause the Warrants to be deemed to be automatically exercised; (f) the date on which the right to exercise the Warrants shall commence and the date on which such right shall expire; (g) U.S. federal income tax consequences; and (h) other terms of the Warrants.

     Warrants may be exercised at the appropriate office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of Warrants entitling the holder to purchase any securities, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments made to holders of such securities.

     The Warrant Agreements may be amended or supplemented without the consent of the holders of the Warrants issued thereunder to effect changes that are not inconsistent with the provisions of the Warrants and that do not adversely affect the interests of the holders of the Warrants.

                          DESCRIPTION OF COMMON STOCK
                              AND PREFERRED STOCK

GENERAL

     The Company is authorized to issue 40,000,000 shares of Common Stock, $1.00 par value per share. The Company had outstanding 11,723,528 shares of common stock, $1.00 par value per share (the "Common Stock") on September 30, 1995. The shares constitute the only class of outstanding voting securities of the Company.

     The Company is authorized to issue 10,000,000 shares of Preferred Stock, $1.00 par value per share. No shares of Preferred Stock (the "Preferred Stock") were outstanding on September 30, 1995. The Company has authorized the issuance of 13,000 shares of Junior Participating Stock, Series A ("Series A Preferred Stock") which is discussed below.

     The following statements with respect to the capital stock of the Company are subject to detailed provisions of the Company's Certificate of Incorporation, as amended (the "Certificate"), and the Company's By-Laws (the "By-Laws") as currently in effect. These statements do not purport to be complete, or to give full effect of the terms of the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Certificate and By-Laws which are filed as exhibits to the registration statement.

SERIES A PREFERRED STOCK

     On July 19, 1994, the Board of Directors of the Company authorized the issuance of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. Under certain conditions, each Right may be exercised to purchase one one-thousandth of a share of Junior Participation Preferred Stock, Series A, par value $1.00 per share ("Series A Preferred Stock"), of the Company at a price of $48. The number of Rights outstanding and Series A Preferred Stock issuable upon exercise, as well as the Series A Preferred Stock purchase price, are subject to customary antidilution adjustments.

     The Rights are evidenced by the certificates for shares of Common Stock, and in general are not transferable apart from the Common Stock or exercisable until after a party has acquired beneficial ownership of, or made a tender offer for 15% or more of the outstanding Common Stock of the Company (an "Acquiring Person"), or the occurrence of other events as specified in a Rights Agreement between the Company and Chemical Mellon Bank, as Rights Agent. Under certain conditions as specified in the Rights Agreement, including but not limited to, the acquisition by a party of 15% or more of the outstanding Common Stock of the Company, or the acquisition of the Company in a merger or other business combination, each holder of a Right (other than an Acquiring Person, whose Rights will be void) will receive upon exercise thereof and payment of the exercise price that number of shares of Common Stock of the Company, or of the other party, as applicable, having a market value of two times the exercise price of the Right.

     The Rights expire on August 5, 2004, and until exercised, the holder thereof, as such, will have no rights as a stockholder of the Company. At the Company's option, the Rights may be redeemed in whole at a price of $.01 per Right at any time prior to becoming exercisable. In general, the Company may also exchange the Rights at a ratio of one share of Common Stock per Right after becoming exercisable but prior to the acquisition of 50% or more of the outstanding shares of Common Stock by any party.

     Series A Preferred Stock issuable upon exercise of the Rights will not be redeemable. Each share of Series A Preferred Stock will have 1,000 votes and will be entitled to (a) a minimum preferential quarterly dividend payment equal to the greater of $25.00 per share or 1,000 times the amount of the dividends per share paid on the Common Stock, (b) a liquidation preference in an amount equal to the greater of $100 or 1,000 times the amount per share paid on the Common Stock, and (c) a payment in connection with a business combination (in which shares of Common Stock are exchanged) equal to 1,000 times the amount per share paid on the Common Stock.

COMMON STOCK

     Holders of the shares of Common Stock are entitled to receive dividends when declared by the Board of Directors and after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of Preferred Stock then outstanding. Holders of the shares of Common Stock have one vote per share and noncumulative voting rights, which means that holders of more than 50% of the shares of voting Common Stock can elect all the directors if they choose to do so, and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of any voluntary or involuntary liquidation or dissolution of the Company, holders of the shares of Common Stock are to share ratably in the distributable assets of the Company remaining after the satisfaction of the prior preferential rights of the holders of the shares of Preferred Stock and the satisfaction of all debts and liabilities of the Company. Holders of the shares of Common Stock do not have preemptive rights. The transfer agent for the Common Stock is Chemical Bank.

PREFERRED STOCK

     The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which a Prospectus Supplement may relate. Specific terms of any series of Preferred Stock offered by a Prospectus Supplement will be described in that Prospectus Supplement. The description set forth below is subject to and qualified in its entirety by reference to the Certificate fixing the preferences, limitations and relative rights of a particular series of Preferred Stock.

  General.

     Under the Certificate, the Board of Directors of the Company is authorized, without further stockholder action, to provide for the issuance of up to 10,000,000 shares of Preferred Stock, in one or more series, with such voting powers and with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions, as the Board of Directors shall approve.

     The Preferred Stock will have the dividend, liquidation, redemption, conversion and voting rights set forth below unless otherwise provided in the Prospectus Supplement relating to a particular series of Preferred Stock. Reference is made to the Prospectus Supplement relating to the particular series of Preferred Stock offered thereby for specific terms, including: (a) the title and liquidation preference per share of such Preferred Stock and the number of shares offered; (b) the price at which such series will be issued; (c) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to accumulate; (d) any redemption or sinking fund provisions of such series; (e) any conversion provisions of such series; and (f) any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of such series.

     The Preferred Stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the Prospectus Supplement relating to a particular series of Preferred Stock, each series will rank on a parity as to dividends and distributions in the event of a liquidation with each other series of Preferred Stock and, in all cases, will be senior to the shares of Common Stock.

  Dividend Rights.

     Holders of the shares of Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available therefor, cash dividends at such rates and on such dates as are set forth in the Prospectus Supplement relating to such series of Preferred Stock. Such rate may be fixed or variable or both and may be cumulative, noncumulative or partially cumulative.

     If the applicable Prospectus Supplement so provides, as long as any shares of Preferred Stock are outstanding, no dividends will be declared or paid or any distributions be made on the Common Stock, other than a dividend payable in shares of Common Stock, unless the accrued dividends on each series of Preferred Stock have been fully paid or declared and set apart for payment and the Company shall have set apart all amounts, if any, required to be set apart for all sinking funds, if any, for each series of Preferred Stock.

     If the applicable Prospectus Supplement so provides, when dividends are not paid in full upon any series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends with such series of Preferred Stock, all dividends declared upon such series of Preferred Stock and any other series of Preferred Stock ranking on a parity as to dividends will be declared pro rata so that the amount of dividends declared per share on such series of Preferred Stock and such other series will in all cases bear to each other the same ratio that accrued in dividends per share on such series of Preferred Stock and such other series bear to each other.

     Each series of Preferred Stock will be entitled to dividends as described in the Prospectus Supplement relating to such series, which may be based upon one or more methods of determination. Different series of Preferred Stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Except as provided in the applicable Prospectus Supplement, no series of Preferred Stock will be entitled to participate generally in the earnings or assets of the Company.

  Rights Upon Liquidation.

     In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of each series of Preferred Stock will be entitled to receive out of the assets of the Company available for distribution to stockholders the amount stated or determined on the basis set forth in the Prospectus Supplement relating to such series, which may include accrued dividends, if such liquidation, dissolution or winding up is involuntary or may equal the current redemption price per share (otherwise than for the sinking fund, if any, provided for such series) provided for such series set forth in such Prospectus Supplement, if such liquidation, dissolution or winding up is voluntary, and on such preferential basis as is set forth in such Prospectus Supplement. If, upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the amounts payable with respect to Preferred Stock of any series and any other shares of stock of the Company ranking as to any such distribution on a parity with such series of Preferred Stock are not paid in full, the holders of shares of Preferred Stock of such series and of such other shares will share ratably in any such distribution of assets of the Company in proportion to the full respective preferential amounts to which they are entitled or on such other basis as is set forth in the applicable Prospectus Supplement. The rights, if any, of the holders of any series of Preferred Stock to participate in the assets of the Company remaining after the holders of other series of Preferred Stock have been paid their respective specified liquidation preferences upon any liquidation, dissolution or winding up the Company will be described in the Prospectus Supplement relating to such series.

  Redemption.

     A series of Preferred Stock may be redeemable, in whole or in part, at the option of the Company, and may be subject to mandatory redemption pursuant to a sinking fund, in each case upon terms, at the times, the redemption prices and for the types of consideration set forth in the Prospectus Supplement relating to such series. The Prospectus Supplement relating to a series of Preferred Stock which is subject to mandatory redemption shall specify the number of shares of such series that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to any accrued and unpaid dividends thereon to the date of redemption.

     If, after giving notice of redemption to the holders of a series of Preferred Stock, the Company deposits with a designated bank funds sufficient to redeem such shares of Preferred Stock, then from and after such deposit, all shares called for redemption will no longer be outstanding for any purpose, other than the right to receive the redemption price and the right to convert such shares into other classes of capital stock of the Company. The redemption price will be stated in the Prospectus Supplement relating to a particular series of Preferred Stock.

     Except as indicated in the applicable Prospectus Supplement, the Preferred Stock is not subject to any mandatory redemption at the option of the holder.

  Sinking Fund.

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, of a sinking fund for the purchase or redemption of that series.

  Conversion Rights.

     The Prospectus Supplement for any series of Preferred Stock will state the terms, if any, on which shares of that series are convertible into shares of Common Stock or another series of Preferred Stock. The Preferred Stock will have no preemptive rights.

  Voting Rights.

     Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, or except as expressly required by Delaware law, a holder of Preferred Stock will not be entitled to vote. Except as indicated in the Prospectus Supplement relating to a particular series of Preferred Stock, in the event the Company issues full shares of any series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of Preferred Stock are entitled to vote.

     Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of all series of Preferred Stock, voting as a separate voting group, will be required for (a) the authorization of any class of stock ranking prior to or on parity with shares of Preferred Stock or the increase in the number of authorized shares of any such stock, (b) any increase in the number of authorized shares of shares of Preferred Stock, and (c) certain amendments to the Articles that may be adverse to the rights of Preferred Stock outstanding.

  Transfer Agent and Registrar.

     The transfer agent, registrar and dividend disbursement agent for a series of Preferred Stock will be selected by the Company and be described in the applicable Prospectus Supplement. The registrar for shares of Preferred Stock will send notices to stockholders of any meetings at which holders of the shares of Preferred Stock have the right to vote on any matter.

REDEMPTION AND RESTRICTIONS ON TRANSFER

     In order to preserve the Company's status as a REIT as defined in the Code, the Company can redeem or stop the transfer of its shares. The Company's Certificate of Incorporation provides that the Company is organized to qualify as a REIT. Because the Code provides that the concentration of more than 50% in value of the direct or indirect ownership of its shares in five or fewer individual stockholders during the last six months of any year would result in the disqualification of the Company as a REIT, the Company's Certificate of Incorporation provides that the Company has the power to treat any transfer or issuance resulting in the 9.8% to be exceeded as null and void and treat the stockholder as holding the securities on behalf of the Company.

REIT QUALIFICATION

     Generally, for each taxable year during which the Company qualifies as a real estate investment trust, it will not be taxed on the portion of its taxable income (including capital gains) that is distributed to stockholders. Any undistributed income or gains will be taxed to the Company at regular corporate tax rates. The Company will be subject to tax at the highest corporate rate on its net income from foreclosure property, regardless of the amount of its distributions. The highest corporate tax rate is currently 35%. Failure to qualify could result in the Company's incurring indebtedness and perhaps liquidating investments in order to pay the resulting taxes.

                              PLAN OF DISTRIBUTION

     The Company may sell Offered Securities to or through underwriters or may sell Offered Securities to investors directly or through designated agents. Any such underwriter or agent involved in the offer or sale of the Offered Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Offered Securities at a fixed price or prices, which may be changed, or from time to time, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as agents to offer and sell the Offered Securities upon the terms and conditions set forth in the Prospectus Supplement. In connection with the sale of the Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions (which may be changed from time to time) from the underwriters and or from the purchasers for whom they may act as agents.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities and any discounts, concessions, or commissions allowed by the underwriters to participating dealers would be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in the Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each contract will be for an amount not less than, and the principal amount of Offered Securities sold pursuant to Contracts shall not be less or more than the respective amount stated in such Prospectus Supplement. Institutions with which Contracts, when authorized, may be made with commercial and savings banks, insurance companies, pension funds, investment companies, education and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. Contracts will not be subject to any conditions except (a) the purchase by an institution of the Offered Securities covered by its Contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and (b) the Company shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts. The commission indicated in the Prospectus Supplement will be paid to agents and underwriters soliciting purchases of Offered Securities pursuant to Contracts accepted by the Company. Agents and underwriters shall have no responsibility in respect to this delivery or performance of Contracts.

     Certain of the underwriters and their affiliates may be customers of, engaged in transaction with, and perform services for, the Company in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the Offered Securities will be passed upon by Shumaker, Loop & Kendrick, Toledo, Ohio.

                                    EXPERTS

     The consolidated financial statements of Health Care REIT, Inc. appearing in Health Care REIT, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1994 as amended, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

===============================================================================

     No person has been authorized in connection with the offering made hereby to give any information or to make any representations, other than those contained herein, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus Supplement and the Prospectus do not constitute an offer to sell or the solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this Prospectus Supplement and the Prospectus at any time does not imply that the information in the Prospectus Supplement and the Prospectus is correct as of any time subsequent to its date.

                               ------------------

                               TABLE OF CONTENTS

                                       PAGE
                                      ------
PROSPECTUS SUPPLEMENT
The Company...........................   S-3
Use of Proceeds.......................   S-3
Price Range of Shares and Distribution
  History.............................   S-3
Capitalization........................   S-5
Selected Financial Information........   S-6
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   S-7
Underwriting..........................  S-10
Legal Matters.........................  S-11
PROSPECTUS DATED FEBRUARY 15, 1996
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
The Company...........................     3
Use of Proceeds.......................     3
Ratio of Earnings to Fixed Charges....     3
Description of Debt Securities........     3
Description of Warrants...............    11
Description of Common Stock and
  Preferred Stock.....................    12
Plan of Distribution..................    16
Legal Opinions........................    17
Experts...............................    17

===============================================================================



===============================================================================


                                2,200,000 SHARES


                                   [ LOGO ]


                                  COMMON STOCK

                             ---------------------

                             PROSPECTUS SUPPLEMENT

                             ---------------------

                               ALEX. BROWN & SONS
                                  INCORPORATED

                               SMITH BARNEY INC.

                            EVEREN SECURITIES, INC.



                               December 13, 1996

===============================================================================